

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 31, 2008

Scott C. Schroeder
Vice President and Chief Financial Officer
Cabot Oil & Gas Corporation
1200 Enclave Parkway
Houston, TX 77077

> **Re:    Cabot Oil & Gas Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-10447**

Dear Mr. Schroeder:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Chris White
Branch Chief